Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	March 24, 2026

Eldorado Gold Announces Leadership Updates –

Strengthening Operational Execution and Project Development

Simon Hille Appointed Executive Vice President and Chief Operating Officer

Gordana Vicentijevic Appointed Senior Vice President, Projects

VANCOUVER, BC – Eldorado Gold Corporation (TSX: ELD, NYSE American: EGO) (“Eldorado” or the “Company”) today announced several leadership updates to strengthen operational execution, advance project development and further align regional leadership across the organization.

As part of these changes, Simon Hille has been appointed Executive Vice President and Chief Operating Officer “EVP & COO”. Mr. Hille joined the Company in 2020 and has since held progressively senior roles, most recently serving as Executive Vice President, Technical Services & Operations since November 2023. As EVP & COO, he will oversee the Company’s global operations, projects, exploration, and health, safety and sustainability, with a focus on driving operational excellence, performance consistency, and disciplined execution across the portfolio.

Mr. Hille has more than 30 years of experience in gold and base metals, with deep expertise in leading high-performance, cross-functional technical and operational teams to maximize value from complex ore bodies. Prior to joining Eldorado, he served as Group Executive, Technical Engineering & Global Projects at Newmont (Goldcorp) and previously held senior leadership roles in metallurgy and process development with Barrick Gold and Newcrest Mining. Mr. Hille holds a Bachelor of Science in Extractive Metallurgy from Curtin University’s Western Australian School of Mines and is a Fellow of the Australasian Institute of Mining & Metallurgy (FAusIMM).

The Company has also appointed Gordana Vicentijevic as Senior Vice President, Projects, effective May 4, 2026. Ms. Vicentijevic joins from Equinox Gold, where she held senior leadership roles with responsibility for project development and execution. She brings 28 years of experience in mining operations, project management, and the engineering design and construction of mining, oil and gas, and chemical plants. Ms. Vicentijevic holds a Bachelor of Science in Mechanical Engineering (Mining) from the University of Belgrade and a Master’s Degree in Engineering Management from the University of Alberta.

“These leadership updates reinforce our focus on operational discipline and project execution as we continue to advance our portfolio,” said George Burns, CEO. “Simon’s appointment as EVP & COO strengthens accountability across our global operations and enhances integration between regional performance and corporate strategy. Gordana’s deep experience in large-scale project delivery further bolsters our ability to execute growth initiatives with rigor and consistency. Together with our broader leadership team, they bring the experience, technical depth, and operational focus needed to support the continued delivery of our strategic priorities.”

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Canada, Greece and Türkiye. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lynette Gould, VP, Investor Relations, Communications & External Affairs

647 271 2827 or 1 888 353 8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications and Public Affairs

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com

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